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                                                                 EXHIBIT 4.8(a)


                              [Cragar letterhead]


                                October 12, 1995


Mr. Sidney Dworkin
Advanced Modular
1550 North Powerline Road
Pompano Beach, FL  33069

Dear Sid:

I apologize for not being able to pay back the Bridge Loan in a timely manner. I would like to request your extending the Bridge Loan to be due on January 1, 1997 or upon consummation of a public offering, whichever is first, at an interest rate of eight percent (8%) per annum, payable monthly beginning November 20, 1995. Unfortunately, our financial covenants with Norwest Business Credit, Inc., limit our ability to pay when we are tight with our availability. Therefore, unpaid interest would be added to the unpaid principal, if the covenants will not allow payment. We would also, to the extent allowed by Norwest, pay down as much of the principal as possible prior to January 1, 1997.

As you are aware, we are examining the possibility of raising additional capital. Out of the proceeds from this possible financing, I would propose that we pay you back. However, as an inducement to you to accept this proposal, I would like to offer, pending Board approval, a conversion option under the same terms as is currently being offered for the Junior Debt.

I appreciate your support and patience. If the letter is acceptable please sign and date this letter.

                                        Sincerely,

                                        Michael L. Hartzmark
                                        -------------------------------
                                        Michael L. Hartzmark
                                        President/CEO


AGREED AND ACCEPTED:


BY SID DWORKIN  Sidney Dworkin
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DATE
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